FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

		Page
Signature		3

Financial Results of Third Quarter of 2004	Exhibit 99.1	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: November 12, 2004

Exhibit 99.1

Ctrip Reports Third Quarter 2004 Financial Results

Shanghai, China, November 10, 2004 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its financial results for the third quarter of 2004.

Highlights for the third quarter of 2004:

•	Net revenues grew by 12% quarter-on-quarter to RMB90.5 million (US$10.9 million), against the original guidance of RMB85.3 million (US$10.3 million) to RMB86.1 million (US$10.4 million). Net revenues increased by 64% year-on-year, benefiting from growth across all product lines.

•	Operating income grew by 13% quarter-on-quarter to RMB41 million (US$4.9 million), and by 53% year-on-year.

•	Net income grew by 22% quarter-on-quarter to RMB38.3 million (US$4.6 million), and by 87% year-on-year. Fully diluted earnings were RMB2.40 (US$0.29) per ADS against the original guidance of US$ 0.24 to US$ 0.25 per ADS. Fully diluted earnings per ordinary share were RMB1.20(US$0.14).

•	Gross margin and operating margin remained strong at 86% and 45%, respectively. Net margin reached a record 42%, compared to 39% in the second quarter.

“We are pleased to announce that Ctrip has delivered another record quarter. Our performance in the third quarter is evidence of our success in expanding product offerings, leveraging and strengthening the Ctrip brand, and growing a loyal customer base. We continued to acquire new customers at a record pace. At the end of the third quarter, we had nearly 950,000 accumulative customers. Our hotel supplier network continued to expand with the addition of more guaranteed allotment hotel rooms. Air-ticketing business further expanded to make a greater contribution to our top line.” said James Liang, Chairman and CEO of Ctrip. “Going forward, we will continue to focus on key strategic imperatives - diversifying into new growth areas, such as leisure products, intensifying sales and marketing efforts, and expanding into second and third tier cities. We are confident that we will remain the dominant market leader in China’s travel consolidator space as we are well positioned to capitalize on China’s rapid growing travel industry.” continued James Liang.

“Strong performance across all product lines enabled Ctrip to achieve exceptional growth in net revenues and earnings in the third quarter of 2004.” said Neil Shen, President and CFO of Ctrip. “Our top line grew by 12% while our bottom line grew by 22% from the previous quarter. Our net margin reached a record 42%. Our shareholders and Board of Directors approved the proposed distribution of 30% of the company’s net income for 2004 as dividend, our first time as a public company. While the fourth quarter will be seasonally weaker than the third quarter, we expect to achieve similar level of revenue while Ctrip continues its growth track. We look forward to delivering great returns to shareholders in the quarters to come.”

Financial Results

For the third quarter of 2004, Ctrip reported net revenues of RMB90.5 million (US$10.9 million), an increase of 12% from RMB80.5 million (US$9.7 million) in the previous quarter, primarily driven by strong growth in the volume of air tickets sold and an increased number of hotel room nights booked in the third quarter. Net revenues increased 64% from the same period in previous year, benefiting from growth in each of our revenue categories.

Hotel reservation revenues increased 9% to RMB74.6 million (US$9 million) in the third quarter from RMB68.7 million (US$8.3 million) in the second quarter of 2004. This increase was mainly driven by the increase in hotel booking volume. Hotel reservation revenue increased by 53% from the same period in 2003. The total number of hotel nights booked was approximately 1.13 million in the third quarter of 2004, compared to approximately 1.05 million room nights in the second quarter of 2004 and approximately 750,000 room nights in the third quarter of 2003. Commission per room night remained unchanged at RMB66 in the third quarter of 2004 compared to the second quarter of 2004.

Air ticket booking revenues for the third quarter of 2004 increased 34% to RMB17.7 million (US$2.1 million) from RMB13.2 million (US$1.6 million) in the second quarter of 2004. Air ticketing revenues benefited from a strong growth in the air ticket sales volume, accompanied by a rise in the commission per air ticket sold in the third quarter. Air ticket revenues increased by 159% from the same period in 2003. The total number of air tickets sold in the third quarter of 2004 was approximately 490,000, representing a 26% increase from the second quarter of 2004 and a 165% increase from the same period previous year. Commission per air ticket improved to RMB36 in the third quarter from RMB34 in the second quarter of 2004.

Packaged tour revenues increased by 36% to RMB3.0 million (US$360,000) in the third quarter compared to the previous quarter. These revenues represent an 86% increase from the same period in 2003.

Gross profit increased 13% to RMB78.2 million (US$9.4 million) in the third quarter of 2004 versus RMB69.5 million (US$8.4 million) in the second quarter of 2004. The gross margin remained strong at 86% in the third quarter of 2004.

Operating expenses for the third quarter of 2004 were RMB37.3 million (US$4.5 million), a 12% increase from RMB33.3 million (US$4 million) in the second quarter of 2004, primarily due to increases in product development, sales and marketing, and general and administrative expenses.

Sales and marketing expenses increased by 8% to RMB18.3 million (US$2.2 million) in the third quarter of 2004 from RMB16.9 million (US$2 million) in the second quarter of 2004, primarily due to increased expenses associated with the hiring of additional sales and marketing staff and the customer reward program expenses, as well as a slight rise in sales costs.

Product development expenses for the third quarter of 2004 increased by 15% to RMB9.6 million (US$1.2 million) from RMB8.3 million (US$1 million) in the second quarter of 2004, primarily due to the hiring of additional staff to expand our travel supplier network.

General and Administrative expenses increased by 18% to RMB8.7 million (US$1.1 million) from RMB7.4 million (US$0.9 million), primarily due to increases associated with salary and welfare in the third quarter.

Operating income for the third quarter of 2004 was RMB41 million (US$4.9 million) representing a 13% increase from RMB36.1 million (US$4.4 million) in the second quarter and a 53% increase from the same period in 2003. The operating margin remained robust at 45% in the third quarter of 2004.

Net income for the third quarter of 2004 increased by 22% to RMB38.3 million (US$4.6 million) from RMB31.4 million (US$3.8 million) in the second quarter, primarily due to increased income from operations and other income from financial subsidies. Net income grew by 87% compared to the same period in the previous year. Net margin reached a record 42% in the third quarter of 2004, compared to 39% in the second quarter and 37% in the same period 2003. Fully diluted earnings per ADS were RMB2.40 (US$0.29) and per ordinary share were RMB1.20(US$0.14), respectively for the third quarter, solidly beating the guidance of RMB1.99 (US$0.24) to RMB2.07 (US$0.25) per ADS.

Cash flow from operating activities was RMB56.7 million (US$6.8 million) in the third quarter of 2004, compared to RMB30.6 million (US$3.7 million) in the second quarter of 2004. As of September 30, 2004, the cash balance was RMB558.2 million (US$67.4 million), compared to RMB 500.8 million (US$60.5 million) at the end of June 2004.

Business Outlook

While the fourth quarter will be weaker than the third quarter due to seasonality, we are forecasting similar level of net revenues. Ctrip estimates its net revenues for the fourth quarter of 2004 to be between RMB90.2 million (US$10.9 million) and RMB91.0 million (US$11.0 million).

Net income is expected to be between RMB32.1 million (US$3.9 million) and RMB33.4 million (US$4.0 million). This estimation takes into consideration year-end bonus distribution and expected reduced governmental financial subsidies in the fourth quarter. The earnings per ADS on a fully diluted basis are expected to be between RMB1.99 (US$0.24) and RMB2.07 (US$0.25) for the fourth quarter of 2004. The earnings per ordinary share on a fully diluted basis are expected to be between RMB0.99 (US$0.12) and RMB1.03 (US$0.13) for the fourth quarter of 2004.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM Eastern Standard Time on November 10, 2004 (or 9:00AM November 11, 2004 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://english.ctrip.com/Public/IR.asp?ID=27. The call will be archived for 12 months at this website.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-800-706-7748, International dial-in number +1-617-614-3473; Passcode 55950865.

A telephone replay of the call will be available for 72 hours after the conclusion of the conference call. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 63184663.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China. Ctrip became a publicly traded company in December of 2003. Ctrip’s American Depositary Shares, or ADSs, each of which represents two ordinary shares of Ctrip, are currently traded on the Nasdaq National Market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s historical losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information

Yin Yin

Ctrip.com International, Ltd.

Tel: (+852) 2169-0915/0912

Email: yinyin@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheets

	December 31, 2003	June 30, 2004	Sep 30, 2004	Sep 30, 2004
	Rmb	Rmb	Rmb	USD
		(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	471,968,850	500,801,793	558,187,467	67,441,639
Accounts receivable	28,939,700	40,944,539	37,584,574	4,541,064
Due from related parties	611,640	—	—	—
Prepayments and other current assets	7,130,947	7,286,983	14,983,104	1,810,297
Deferred tax assets, current	541,300	903,658	1,157,669	139,873

Total current assets	509,192,437	549,936,973	611,912,814	73,932,873

Long-term loans to related parties	2,310,000	1,500,000	500,000	60,411
Long-term deposits	11,192,277	20,410,714	25,216,995	3,046,782
Property, equipment and software	23,279,247	28,666,048	29,854,542	3,607,102
Goodwill	9,515,849	9,515,849	9,515,849	1,149,729
Other intangible assets	1,715,253	1,468,803	1,345,578	162,576

Total assets	557,205,063	611,498,387	678,345,778	81,959,473

LIABILITIES
Current liabilities:
Accounts payable	14,694,057	22,814,420	24,982,252	3,018,420
Due to a related party	4,018,284	3,394,965	3,417,557	412,918
Salary and welfare payable	9,799,711	7,759,491	8,872,168	1,071,958
Taxes payable	9,270,024	9,235,960	20,417,934	2,466,947
Advances from customers	3,839,843	4,628,405	10,211,695	1,233,803
Provisions for customer reward program	4,708,670	7,424,389	9,167,793	1,107,676
Other payables and accruals	17,586,657	6,435,412	10,232,145	1,236,274

Total current liabilities	63,917,246	61,693,042	87,301,544	10,547,996

Minority interests	563,655	576,629	589,569	71,233
Commitments and contingencies	—	—		—

Shareholders’ equity
Share capital	2,498,484	2,538,282	2,563,456	309,723
Additional paid-in capital	498,566,368	502,379,527	504,609,439	60,968,204
Statutory reserves	5,531,309	5,531,309	5,531,309	668,307
Deferred share-based compensation	(4,995,407)	(3,798,491)	(3,208,823)	(387,698)
Cumulative translation adjustments	1,575,733	(133,121)	(97,740)	(11,809)
Accumulated deficit/Retained Earnings	(10,452,325)	42,711,210	81,057,024	9,793,517

Total shareholders’ equity	492,724,162	549,228,716	590,454,665	71,340,244

Total liabilities and shareholders’ equity	557,205,063	611,498,387	678,345,778	81,959,473

Note 1: The conversion of RMB into USD is based on the noon buying rate of USD1.00=RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Ctrip.com International, Ltd.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Quarter Ended Sep 30, 2003	Quarter Ended June 30, 2004	Quarter Ended Sep 30, 2004	Quarter Ended Sep 30, 2004
	RMB	RMB	RMB	USD
		(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	48,707,553	68,659,561	74,639,591	9,018,146
Air-ticketing	6,841,204	13,233,614	17,702,533	2,138,865
Packaged tour	1,595,043	2,175,745	2,968,102	358,614
Others	962,836	1,108,707	865,978	104,630

Total revenues	58,106,636	85,177,627	96,176,204	11,620,255

Less: business tax and related surcharges	(2,969,067)	(4,680,608)	(5,702,482)	(688,988)

Net revenues	55,137,569	80,497,019	90,473,722	10,931,267

Cost of services	(6,483,989)	(11,022,909)	(12,266,114)	(1,482,023)

Gross profit	48,653,580	69,474,110	78,207,608	9,449,244

Operating expenses:
Product development	(5,011,315)	(8,293,309)	(9,571,991)	(1,156,512)
Sales and marketing	(11,882,144)	(16,911,047)	(18,322,096)	(2,213,723)
General and administrative	(4,495,783)	(7,386,390)	(8,710,727)	(1,052,452)
Share-based compensation	(413,652)	(576,255)	(528,695)	(63,878)
Amortization of other intangible assets	(88,310)	(123,225)	(123,225)	(14,888)

Total operating expenses	(21,891,204)	(33,290,226)	(37,256,734)	(4,501,453)

Income from operations	26,762,376	36,183,884	40,950,874	4,947,791

Interest income	94,873	1,087,928	1,519,268	183,562
Other income (expense)	(67,623)	392,535	3,088,987	373,219

Income before income tax expense, minority interest and share of loss of joint venture companies	26,789,626	37,664,347	45,559,129	5,504,572

Share of loss of joint venture companies	795,799	—		—
Income tax expense	(7,011,261)	(6,235,115)	(7,200,375)	(869,968)
Minority interests	(17,540)	7,642	(12,940)	(1,563)

Net income	20,556,624	31,436,874	38,345,814	4,633,041

Accretion for Series B Redeemable Convertible Preferred shares	(3,201,621)	—	—	—

Net income (loss) attributable to ordinary shareholders	17,355,003	31,436,874	38,345,814	4,633,041

Other comprehensive income:
Translation adjustments	85,800	238,812	(35,381)	(4,275)

Comprehensive income	20,642,424	31,675,686	38,310,433	4,628,766

Earnings (loss) per ordinary share
- Basic	-2.20	1.03	1.25	0.15
- Diluted	-2.20	0.97	1.20	0.14

Earnings (loss) per ADS
- Basic	-4.40	2.06	2.50	0.30
- Diluted	-4.40	1.94	2.40	0.29

Weighted average ordinary shares outstanding
- Basic	9,439,526	30,594,397	30,733,186	30,733,186
- Diluted	9,439,526	32,245,989	32,083,140	32,083,140

Note 1: The conversion of RMB into USD is based on the noon buying rate of USD1.00=RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.